FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934

                           For the month of September, 2007

                           Commission File No. 1-08346

                                 TDK CORPORATION
                (Translation of registrant's name into English)

            13-1, Nihonbashi 1-chome, Chuo-ku, Tokyo 103-8272, Japan
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:


Form 20-F        x               Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


Yes                              No              x


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934,the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.



                                        TDK Corporation

                                       (Registrant)





September 26, 2007
                                        BY: /s/ Michinori Katayama
                                            Michinori Katayama
                                            Senior Vice President
                                            General Manager
                                            Corporate Communications Department
                                            Administration Group



Contacts:
Nobuyuki Koike
TDK Corporation
Corporate Communications Dept.
Tel: (81)-3-5201-7102
E-mail; pr@mb1.tdk.co.jp


       Notice Concerning Acquisition of HDD Head-related Assets From Alps


TOKYO JAPAN, September 26, 2007 ----- TDK Corporation (TDK) announced that today it concluded an agreement with Alps Electric Co., Ltd. (Alps) regarding the transfer of Alps' equipment and intellectual property rights such as patents and know-how concerning its HDD head business. The agreement was approved by both companies' boards of directors and is the culmination of negotiations following a basic agreement concluded on March 15th this year. The content of the agreement signed today is summarized below.


1. Reasons for Acquisition of the Assets
    To enhance TDK's ability to compete internationally by improving the efficiency of its operations and enabling TDK to offer enhanced technologies in its HDD head business.


2. Assets Purchased
   Assets and Location, etc.                             Purchase Price
   Equipment/Certain equipment located at Alps           JPY36,150 million
             factories in Japan                          (Incl. tax, etc.)
             (Nagaoka, Niigata Prefecture) and China
             (Wuxi, Jiangsu; and Ningbo, Zhejiang)
   Intellectual property/ patents and know-how, etc.


3. Overview of Seller

   Company           Alps Electric Co., Ltd.

   Headquarters      1-7, Yukigaya-otsuka-cho, Ota-ku, Tokyo, Japan

   Representative    Masataka Kataoka, President

   Paid-in Capital   JPY23,623 million (As of March 31, 2007)

   Principal         Japan Trustee Services Bank, Ltd. (Trust account)    6.82%
   Stockholders      The Master Trust Bank of Japan, Ltd. (Trust account) 5.76%
                     Mitsui Sumitomo Insurance Company, Limited           2.30%
                     Mitsui Life Insurance Company Limited                1.97%
                     Nippon Life Insurance Company                        1.90%
                     (As of March 31, 2007)

   Main business     Manufacture and sale of electronic components, audio
                     products, etc.

   Relationship      The companies are unrelated in terms of  capital or
   with TDK          human resources  (including secondments of employees
                     or cross-directorships). TDK sells electronic components (excluding HDD heads) to Alps.


                                     -more-

4. Acquisition Schedule
   September 26, 2007          Board of Directors' resolution, conclusion of
   agreement
   End of February 2008        Planned completion of the transfer

5. Effect on Operating Results
   The purchase of these assets is expected to have an immaterial effect on TDK's operating results for the current fiscal year.